

Mail Stop 3720

August 28, 2008

Via U.S. Mail and Fax
Tim L. Pennington
Chief Financial Officer
Hutchison Telecommunications International Limited
Hutchison Telecom Tower
99 Cheung Fai Road
Tsing Yi
Hong Kong

> **RE: Hutchison Telecommunications International Limited**
> **Form 20-F for the fiscal year ended December 31, 2007**
> **Filed May 9, 2008**
> **File No. 1-32309**

Dear Mr. Pennington:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2007
Report of Independent Registered Public Accounting Firm, page F-2

1. Technical requirements for accountants' reports specify that, among others, the accountant's report shall be signed manually; and shall indicate the city and state where issued. See Rule 2-02(a) of Reg. S-X.

Revenue Recognition, page F-19

2. Explain to us the facts and circumstances of your arrangements that involve the sale of a mobile handset to distributors, dealers, or directly to customers, that form the basis for your recognition of revenue upon delivery. Also, tell us if the mobile handsets that you sell can be used on a competitor's network. Please reference in your response the supporting accounting literature for your revenue recognition policy.

3. Please tell us if you subsidize the cost of mobile handsets and if so, explain how you account for the subsidy and the basis for this accounting.

4. Refer to your policy disclosure in footnote 3(z)(v) and explain to us, in detail, what it means to recognize revenue on a "time proportional basis, taking into account customers' usage of the services."

Inventory

5. Tell us if you hold mobile handsets in inventory. If so, tell us the amount of your inventory balance and explain your consideration of paragraph 9 of IAS 2 that requires inventories to be measured at the lower of cost or net realizable value.

Subsequent Events, page F-67

6. Please explain to us, in detail, the significant terms and substance of the Tower Transfer agreement and your basis for recognizing a gain on disposal of the towers. Please also address the following questions in your response to this comment.

   a. Explain how you are able to conclude that the sales price of the towers is clearly fair value. Compare for us the sales prices of the towers to their original cost, including any towers that are under construction.
   b. Provide us your analysis that is the basis for your conclusion that the lease of the towers should be treated as an operating lease. Also, explain to us your consideration of the guidance in paragraphs 10 - 12 of IAS 17.
   c. Tell us what you expect the fair value of the tower facilities will be at the option exercise date(s).

     d. Tell us the terms of the options to acquire Protelindo's right, title and interest in the facilities.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage Accountant Branch Chief, at (202) 551-3361if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

            Sincerely,

            Larry Spirgel
            Assistant Director